June 9, 2006

Re:	Siliconware Precision Industries Co., Ltd. Form 20-F for the Year Ended December 31, 2004 File No. 000-30702
Ms. Michele Gohlke
Branch Chief
Ms. Tara Harkins
Staff Accountant
Mr. Kevin Vaughn
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Office 3536
Washington, D.C. 20549
Dear Ms. Gohlke, Ms. Harkins, and Mr. Vaughn:
     On behalf of Siliconware Precision Industries Co., Ltd. (the “Company”), we are writing with regard to the third comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 24, 2006 (the “Third Comment Letter”) with respect to the above-referenced annual report on Form 20-F (the “Form 20-F). We refer also to phone conversations with the Staff in April 2006 and to the Company’s letter of April 28, 2006 also in response to the Third Comment Letter.
     As noted in our previous letter, the Company has accepted the Staff’s comment in the Third Comment Letter requesting that a restatement of the Company’s period financial statements for 2003 and 2004 be made in its Annual Report on Form 20-F for 2005 (the “2005 Annual Report”). To ensure that the Company adequately reflects the requested changes in the 2005 Annual Report, the Company submits herewith a draft of the relevant sections of its draft

2005 Annual Report and the relevant draft financial statements reflecting the requested restatement. Specifically, to reflect the restatement requested by the SEC, the Company has revised its draft 2005 Annual Report by adding disclosure in (1) “Item 3.A — Key Information — Selected financial data” (the relevant portion is attached hereto as Appendix A); (2) “Item 5.A — Operating and Financial Review and Prospects — Operating results” (the relevant portion is attached hereto as Appendix B); and (3) the notes to the Company’s financial statements contained in “Item 18 — Financial Statements” (the relevant portion of the notes is attached hereto as Appendix C).
     The Company has only included the portion relating to embedded derivatives in its response in direct response to the Staff’s comment. In addition, the financial data for and as of the year ended December 31, 2005 has been omitted from this response letter as the Company intends to first disclose those amounts in its filed annual report for 2005 on Form 20-F. However, the Company believes the layout and content of the current response is sufficient to allow the Staff to evaluate the adequacy of the Company’s intended plan to reflect the Staff’s comment in its 2005 annual report.
     The Company believes this disclosure provides a complete response to the Staff’s request for the restatement. The Company hopes to receive the Staff’s confirmation no later than June 30, 2006 that the comments raised by the Staff in its letters concerning the Company’s annual report for 2004 have been satisfactorily resolved so that these changes may be reflected in the Company’s annual report for 2005. Given the relatively tight time schedule between now and the required filing date of the Company’s annual report for 2005, the Company respectfully requests the Staff’s cooperation in providing the Company with the Staff’s response as early as possible prior to the 20-F filing deadline. Thank you very much in advance for your understanding and cooperation.
***
     If you have any questions or wish to discuss any matters with respect to the responses set forth above, please do not hesitate to contact Chris Lin at 011-852-2514-7650 or Daniel Fertig at 011-852-2514-7660 or send either of us an email at clin@stblaw.com or dfertig@stblaw.com, or Mr. Joseph Chou of PricewaterhouseCoopers at: 011-886-2-2729-6693 or by e-mail at: Joseph.Chou@mail.pwcglobal.com.tw.

Very truly yours,

/s/ Daniel Fertig for Chris Lin

Chris Lin Daniel Fertig

cc:	Ms. Eva Chen Ms. Yuling Chung Siliconware Precision Industries Co., Ltd. Mr. Joseph Chou PricewaterhouseCoopers

APPENDIX A
Item 3. Key Information
     A. Selected Financial Data
          The selected financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2003, 2004 and 2005 and the selected balance sheet data as of December 31, 2004 and 2005 have been derived from our financial statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2001 and 2002 and the selected balance sheet data as of December 31, 2001, 2002, and 2003 have been derived from our financial statements not included in this annual report. The financial statements have been prepared and presented according to generally accepted accounting principles in the Republic of China, or ROC GAAP, which differ in many important respects from generally accepted accounting principles in the United States, or US GAAP. For a discussion of the material differences, see note 31 to our financial statements included elsewhere in this annual report. Some of our statement of income and balance sheet data items have been reconciled to US GAAP as shown below.

	Year Ended December 31,
	2001	2002	2003	2004	2005
	NT$	NT$	NT$	NT$	NT$	US$(6)
	(in millions, except earnings (loss) or dividends per share and per ADS data)
Income Statement Data:
ROC GAAP
Net operating revenues	16,530	22,299	27,411	35,252	43,488	1,326
Cost of goods sold	(15,109)	(20,210)	(23,298)	(28,871)	(33,960)	(1,035)

Gross profit	1,421	2,089	4,113	6,381	9,528	291

Operating expenses	(1,428)	(1,542)	(1,592)	(2,048)	(2,279)	(70)

Operating income	(7)	547	2,521	4,333	7,249	221
Equity investment income (loss)(1)	(1,199)	61	(533)	308	448	14
Other non-operating income(1)	608	469	882	732	853	26
Other non-operating expenses	(884)	(797)	(667)	(1,548)	(941)	(29)

Income (loss) before income tax(1)	(1,482)	280	2,203	3,825	7,609	232
Income tax benefit	283	145	636	457	(16)	(0.5)

Income from continuing operations	(1,183)	425	2,839	4,282	7,593	231.5

Cumulative effects of changes in accounting principles	—	—	—	—	651	19.5

Net income (loss)(1)(2)	(1,183)	425	2,839	4,282	8,244	251

Earnings (loss) per share(3)

	Year Ended December 31,
	2001	2002	2003	2004	2005
	NT$	NT$	NT$	NT$	NT$	US$(6)
	(in millions, except earnings (loss) or dividends per share and per ADS data)
Basic	(0.54)	0.19	1.30	1.93	3.59	0.11

Diluted	(0.54)	0.19	1.18	1.51	3.38	0.10
Shares used in per share calculation (average, as adjusted)(2)

Basic	2,195	2,169	2,182	2,216	2,294	2294

Diluted	2,195	2,169	2,448	2,604	2,670	2670
Earnings (loss) per ADS(3)

Basic	(2.70)	0.95	6.50	9.65	17.95	0.55

Diluted	(2.70)	0.95	5.90	7.55	16.90	0.52
Dividends per share(4).	1.45	—	—	1.35	1.55	0.05
ADSs used in per ADS calculation (average, as adjusted)(3)
Basic	439	434	436	443	459	459
Diluted	439	434	490	521	534	534

	Year Ended December 31,
	2001	2002	2003	2004	2005
	NT$	NT$	NT$	NT$	NT$	US$(6)
		(Restated)	(Restated)	(Restated)
	(in millions, except earnings (loss) or dividends per share and per ADS data)
US GAAP
Net income (loss)	(1,790)	(169)	3,097	3,671
Earnings (loss) per share(5)

Basic	(0.82)	(0.08)	1.42	1.65

Diluted	(0.82)	(0.08)	1.34	1.27
Shares used in per share calculation (average, as adjusted)(5)
Basic	2,176	2,169	2,182	2,225
Diluted	2,176	2,169	2,449	2,422
Earnings (loss) per ADS
Basic	(4.10)	(0.40)	7.10	8.25
Diluted	(4.10)	(0.40)	6.70	6.35
ADSs used in per ADS calculation (average, as adjusted)(5)
Basic	435	434	436	445
Diluted	435	434	514	484

	Year Ended December 31,
	2001	2002	2003	2004	2005
	NT$	NT$	NT$	NT$	NT$	US$(6)
	(in millions)
Other Data:
ROC GAAP
Capital expenditures	5,474	6,445	4,885	9,785	8,245	251
Depreciation and amortization	4,323	4,902	5,185	6,153	6,572	200

	Year Ended December 31,
	2001	2002	2003	2004	2005
	NT$	NT$	NT$	NT$	NT$	US$(6)
	(in millions)
Balance Sheet Data:
ROC GAAP
Cash and cash equivalents	6,310	5,970	12,203	10,922	12,341	376
Working capital	6,176	6,856	4,766	13,492	15,475	472
Total assets	42,566	46,236	54,658	58,962	67,175	2,048
Short-term debt and current portion of long-term debt	2,667	2,968	10,342	4,013	1,885	57
Long-term debt	10,640	14,143	8,813	16,639	14,644	446
Total liabilities	16,519	20,057	24,960	25,469	26,350	803
Total stockholders’ equity	26,047	26,179	29,698	33,493	40,825	1,245

	Year Ended December 31,
	2001	2002	2003	2004	2005
	NT$	NT$	NT$	NT$	NT$	US$(6)
		(Restated)	(Restated)	(Restated)
	(in millions)
US GAAP
Total assets	47,852	50,333	61,756	65,118
Total liabilities	16,517	20,017	25,419	26,020
Total stockholders’ equity	31,335	30,316	36,337	39,098
Subsequent to the filing of our consolidated financial statements on Form 20-F for the year ended December 31, 2004, we determined that our accounting for the derivative instruments, embedded in our convertible bonds, was incorrect. The accounting for such embedded derivatives is described in footnote 31. We have corrected our U.S. GAAP reconciliation for the years ended December 31, 2002, 2003, and 2004, accordingly. However, we discuss the results of restatement only for the years ended December 31, 2003 and 2004 in our financial statements. The effects of the amendments made for the year 2002 not included in footnote 31 are set out below:

(in millions)	As reported	Restatement	As restated

Net income	(223)	54	(169)
Earnings (Loss) per share:
Basic	(0.11)	0.03	(0.08)
Diluted	(0.11)	0.03	(0.08)
Total assets	50,333	0	50,333
Total liabilities	20,071	(54)	20,017
Total shareholders’ equity	30,262	54	30,316

6
APPENDIX B
[Note: Reconciliations other than that related to embedded derivatives have been excluded for purposes of this Appendix B]
US GAAP Reconciliation
     Our financial statements have been prepared in accordance with ROC GAAP, which differs in certain significant respects from US GAAP. The US GAAP information in note 31 to the consolidated financial statements summarize the principal differences between the amounts determined in accordance with our accounting policy, which is based on ROC GAAP, and determined in accordance with US GAAP together with reconciliation of net income and shareholders’ equity from a ROC GAAP basis to a US GAAP basis. The following table shows a comparison of our net income and stockholders’ equity according to ROC GAAP and US GAAP for the periods indicated.
     Reconciliation of Consolidated Net Income

	For the years ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	[Restated]	[Restated]
	(consolidated)
	(in millions)
Net income as reported under ROC GAAP	$2,839	$4,282	$8,244	$251
US GAAP adjustments:
Compensated absences	(1)	1
Compensation	(341)	(699)
Impairment on long-term investments	—	—
Embedded derivative	86	(80)
Adjustment to the gain on disposal of available for sale marketable securities	—	(1)
Trading marketable securities	6	—
Treasury stock transferred to employee	(154)	(192)
Equity investments:
Timing difference	631	399
Net income (loss) variance between US GAAP and ROC GAAP	(30)	(8)
Accounting for income (loss) in preferred stock	87	(29)
Technology and know-how contributed to a joint venture investee	(6)	—
Total US GAAP adjustments	277	(611)
Taxation effect	(19)	—

Net income under US GAAP	$3,097	$3,671

     Reconciliation of Consolidated Shareholders’ Equity
     The following are the most significant differences between ROC GAAP and US GAAP as they relate to our net income and shareholders’ equity. For other GAAP differences, please refer to note 31 to our consolidated financial statements included elsewhere in this annual report.

	For the years ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	[Restated]	[Restated]
	(consolidated)
	(in millions)
Total shareholders’ equity as reported under	$29,698	$33,493	40,825	$1,245
ROC GAAP
US GAAP adjustments:
Compensated absences	(21)	(20)
Compensation	(341)	(438)
Impairment on long-term investments	(213)	(213)
Embedded derivative	87	7
Available for sale marketable securities	2,072	853
Equity investments:
Timing difference	259	658
Net income (loss) variance between US GAAP and ROC GAAP	97	88
Accounting for income (loss) in preferred stock	29	—
Technology and know-how contributed to a joint venture investee	(210)	(210)
Siguard merged Universal
Acquisition of Siliconware Corp.	4,874	4,874
Taxation effect	7	7

Shareholders’ equity under US GAAP	$36,337	$39,098

.. [Note: significant differences between ROC GAAP and US GAAP other than that related to embedded derivatives have been excluded for purposes of this Appendix B]
Embedded Derivatives
     Under ROC GAAP, investment in convertible or exchangeable bonds is carried at the lower of cost or market value. Under US GAAP, the convertible or exchangeable option is considered an embedded derivative instrument and must be separated from the host contract and accounted for as though it was a discrete derivative instrument. The derivative instrument is measured at fair value, with changes in the fair value reported in earnings. Such adjustments to the carrying amount of the embedded derivative would remain part of the carrying amount of that asset until the asset is sold, at which time the entire carrying amount of the embedded derivative would be recognized as the cost of the item sold in determining earnings. If an entity were unable to reliably identify and measure the embedded derivative instrument for separation from the host contract, the entire contract would have to be measured at fair value, with gains and losses recognized in earnings.

APPENDIX C
[Note: Discussions of reconciliations other than that related to embedded derivatives have been excluded for purposes of this Appendix C.]
31.	US GAAP Reconciliation

The accompanying consolidated financial statements have been prepared in conformity with “Rules Governing the Preparation of Financial Statements of Securities Issuers” and accounting principles generally accepted in the Republic of China (“ROC GAAP”), which differ in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

Subsequent to the filing of our consolidated financial statements on Form 20-F for the year ended December 31, 2004, we determined that our accounting for the derivative instruments, embedded in our convertible bonds, was incorrect. The accounting for such embedded derivatives is described in footnote (10) below. We have corrected our U.S. GAAP reconciliation for the years ended December 31, 2003 and 2004, accordingly.

The effects of the amendments to the consolidated financial statements under US GAAP are summarized as follows:

	For the year ended December 31, 2003
	As reported	Restatement	As restated
Net Income	3,247,880	(150,561)	3,097,319
Basic earning per share (in dollars)	1.49	(0.07)	1.42
Diluted earning per share (in dollars)	1.32	0.02	1.34

	As of December 31, 2003
	As reported	Restatement	As restated
Total Assets	61,755,948		61,755,948
Total Liabilities	25,321,956	96,569	25,418,525
Shareholders’ equity	36,433,992	(96,569)	36,337,423

	For the year ended December 31, 2004
	As reported	Restatement	As restated
Net Income	3,667,147	3,894	3,671,041
Basic earning per share (in dollars)	1.65	0.00	1.65
Diluted earning per share (in dollars)	1.41	(0.14)	1.27

	As of December 31, 2004
	As reported	Restatement	As restated
Total Assets	65,118,245		65,118,245
Total Liabilities	25,927,437	92,675	26,020,112
Shareholders’ equity	39,098,133	(92,675)	39,098,133
The following is a summary of the material adjustments to net income (loss) and shareholders’ equity, which would be required in reconciling the significant differences between ROC GAAP and US GAAP:

Reconciliation of consolidated net income:

	For the years ended December 31,
	2003	2004	2005
	NTS	NT$	NT$	US$
	[Restated]	[Restated]
Net income as reported under ROC GAAP	$2,838,716	$4,282,177
US GAAP adjustments:
Compensated absences	(1,400)	800
Compensation	(341,324)	(699,072)
Impairment on long-term investments	—	—	—	—
Embedded derivative	86,231	3,894	—	—
Realized loss on disposal / conversion of embedded derivative	—	(84,048)		—
Adjustment to the gain on disposal of available for sale marketable securities	—	(1,431)		—
Trading marketable securities	5,536	—	—	—
Treasury stock transferred to employee	(154,342)	(192,498)		—
Equity investments:
Timing difference	630,697	398,686		—
Net income (loss) variance between US GAAP and ROC GAAP	(29,515)	(8,322)		—
Accounting for income (loss) in preferred stock	87,291	(28,885)		—
Technology and know-how contributed to a joint venture investee	(6,000)	—	—	—

	3,115,890	3,671,301	—	—
Taxation effect	(18,571)	(260)		—

Net income under US GAAP	$3,097,319	$3,671,041	$—	$—

Earnings (loss) per share under US GAAP (in dollars)
Basic	$1.42	$1.65

Diluted	$1.34	$1.27

Weighted average number of common stock outstanding (in thousands)
Basic	2,182,101	2,225,312
Effect of dilutive securities
Employee stock option	13,741	27,681
2nd Euro convertible bonds	252,708	168,668
3rd Euro convertible bonds	—

Diluted	2,448,550	2,421,661		—

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Reconciliation of consolidated shareholders’ equity:

	For the years ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	[Restated]	[Restated]
Total shareholders’ equity as reported under	$29,698,209	$33,493,043		$—
ROC GAAP
US GAAP adjustments:
Compensated absences	(21,100)	(20,300)		—
Compensation	(341,324)	(437,841)		—
Impairment on long-term investments	(212,569)	(212,569)		—
Embedded derivative	87,331	7,177		—
Available for sale marketable securities	2,072,151	852,678		—
Equity investments:
Timing difference	259,167	657,853		—
Net income (loss) variance between US GAAP and ROC GAAP	96,732	88,411		—
Accounting for income (loss) in preferred stock	28,885	—	—	—
Technology and know-how contributed to a joint venture investee	(210,417)	(210,417)		—
Acquisition of Siliconware Corp.	4,873,500	4,873,500		—
Taxation effect	6,858	6,598		—

Shareholders’ equity under US GAAP	$36,337,423	$39,098,133	$—	$—

Movements in shareholders’ equity in accordance with US GAAP:

	2004	2005
	NT$	NT$	US$
	[Restated]
Balance at January 1, as reported	$36,433,992		$—
Restatement	(96,569)
as restated	$36,337,423
Net income under US GAAP	3,671,041	—	—
Employee stock bonus	471,729		—
Adjustment for investee companies’ capital reserve	(10,862)		—
Cumulative translation adjustment on long-term investment	(144,331)		—
Change in fair value of available for sale marketable securities	(1,218,042)		—
Conversion of Euro convertible bonds	307,161		—
Treasury stock	337,625		—
Cash Dividends	(663,066)		—
Cash dividends for treasury stock held by subsidiaries	9,455		—

Balance at December 31	$39,098,133	$—	$—

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The balance sheet accounts under US GAAP is as follows:

	2004	2005
	NT$	NT$	US$
	[Restated]
Current Assets
Cash and cash equivalents	$10,722,351		$—
Short-term investments	2,143,012		—
Notes receivable, net	72,083		—
Accounts receivable, net	5,720,274		—
Inventories	1,977,001		—
Other current assets	1,672,166		—

	22,306,887	—	—

Long-term investments	8,092,145		—
Property, plant and equipment	27,188,884		—
Intangible assets	4,873,500		—
Other assets	2,656,829		—

Total Assets	$65,118,245	$—	$—

Current liabilities	10,458,069		—
Long-term liabilities	15,524,767		—
Other liabilities	37,276		—

Total Liabilities	26,020,112	—	—
Total Stockholders’ Equity	39,098,133	—	—

Total Liabilities and Stockholders’ Equity	$65,118,245	$—	$—

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(10)	Embedded Derivatives

Under ROC GAAP, when an issuer issues convertible bonds, the entire instrument is recorded as a liability at an amount equal to the proceeds received. Any discount or premium to the par value of the convertible bond is amortized in the statement of operation by using the effective interest rate method. If the convertible bonds contain a redemption premium above their par value amount, the excess is accrued, using the effective interest rate method, over the period to redemption as a charge to interest expense. Upon conversion, the carrying value of the bond is credited to common stock at its par value and the difference between the carrying value of the bond and the par value of the stock is recorded to additional paid-in capital. No gain or loss is recognized.

Under US GAAP, in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, the conversion feature embedded in a bond does not have to be separately accounted for as a derivative at fair value if the feature is indexed only to the issuer’s own stock and would otherwise be classified in stockholders’ equity in the issuer’s statement of financial position (the “Scope Exception”).

The Company had issued zero-coupon convertible bonds on January 28, 2002 amounting to US$200,000 thousand (the “2002 Bonds”). The 2002 Bonds were denominated in US dollars and allowed the bondholders to redeem at 105.9185% of their par value on July 29, 2004. The premium put option and the conversion option are treated as a single-compound derivative instrument. Further, under US GAAP, the embedded feature with the combination of mutually exclusive choices, i.e., conversion of the debt to equity or redemption at a multiple of the 2002 Bonds par value, does not qualify for the Scope Exception. Additionally, our 2002 Bonds allowed the bondholders to convert into either the Company’s common stock which is traded on the Taiwan Stock Exchange (denominated in New Taiwan Dollar) or into the Company’s ADSs which are traded on NASDAQ (denominated in US Dollars). The conversion terms contain a fixed foreign exchange feature which determined the rate at which the bonds were to be converted into New Taiwan Dollar stock. The combination of the conversion option and the fixed foreign exchange rate means that the 2002 Bonds are dual indexed and therefore not eligible for the Scope Exception. On February 5, 2004, the Company issued zero-coupon convertible bonds amounting to US$200,000

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
thousand (the “2004 Bonds”). Similar to the 2002 Bonds, the 2004 Bonds permit the bondholders to convert those bonds into either the Company’s New Taiwan Dollar shares or U.S. dollar ADSs resulting in those bonds being dual indexed and also not eligible for the Scope Exception. Both the compound embedded derivative in the 2002 Bonds and the embedded conversion option in the 2004 Bonds are accounted for as derivative instruments in accordance with FAS 133 with changes in fair value recognized in the income statement. The Company also recognized interest expense of NT$222,949 thousand, NT$461,114 thousand, NT$( ) thousand arising from the amortization of bond discount and gain (loss) of NT$0 thousands, NT$(193,684) thousand, and NT$( ) thousand on subsequent conversion and/or buyback of convertible bonds in 2003, 2004 and 2005, respectively.

As of December 31, 2003, 2004 and 2005, the net gain (loss) recognized from applying derivative accounting amounting to NT$(150,561) thousand, NT$3,894 thousand and NT$( ) thousand, respectively.